MULTI SOFT II, INC.
100 SE 2nd Street, Suite 3200
Miami, Florida 33131

August 24, 2012

VIA EDGAR AND OVERNIGHT MAIL

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549
Attention:  Mara L. Ransom, Assistant Director

Re:    Multi Soft II, Inc.
Amendment No. 1 to Registration Statement on Form 10
File No. 000-15976

Dear Ms. Ransom:

Reference is made to that certain Amendment No. 1 to Registration Statement on Form 10 filed with the Securities and Exchange Commission (the “Commission”), by Multi Soft II, Inc. (the “Company”), on August 9, 2012 (the “Registration Statement”).

This letter has been prepared in response to comments received from the staff of the Commission (the “Staff”) by letter dated August 21, 2012 with respect to the Registration Statement. The numbering of the paragraphs below corresponds to the numbering in the comment letter, the text of which we have incorporated into this response letter for convenience. Page references in the text of this response letter correspond to the page numbers of the Registration Statement.

Staff Comments and Company Responses

General

1.
In your response to our letter dated July 17, 2012, it appears that counsel provided the requested acknowledgements on your behalf. Please note that these acknowledgements must be provided by the registrant, and not by counsel. Please provide these acknowledgements. Please note that you may provide the acknowledgements in a separate letter signed by an authorized company representative.

Response: Please see attached letter from the Company providing the requested acknowledgements.

Securities and Exchange Commission
August 24, 2012
Page #PageNum#

2.
We note your response to comment 2 in our letter dated July 17, 2012, as well as the disclosure that the agreement between you and Multi Soft provides that Multi Soft will not “analyze or consider any possible business combination opportunities until [you] have agreed to consummate a business combination.” However, the agreement filed as Exhibit 10.2 does not appear to so provide, due to the fact that the term “Company” is defined as Multi Solutions. Please advise.

Response: In response to this comment, the Company has corrected the typographical error in Exhibit 10.2 so that the definition of "Company" refers to Multi Soft II, Inc. and has refiled the Exhibit.

Item 1. Business, page 2

3.
It appears that your reference to Multi Solutions (Florida), Inc. in the first sentence of the first full paragraph on page 2 should be a reference to Multi Soft (Florida), Inc. Please advise or revise.

Response: In response to this comment, the Company has revised page 2 of the Registration Statement.

Item 1A. Risk Factors, page 7

4.
Please include a risk factor describing the risk associated with your agreement not to “analyze or consider any possible business combination opportunities until [you] have agreed to consummate a business combination.” In addition, please include disclosure in your Management’s Discussion and Analysis of Financial Condition and Results of Operations section regarding this agreement.

Response: In response to this comment, the Company has revised the Registration Statement to include the requested risk factor and disclosure. See pages 9 and 15 of the Registration Statement.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 18

5.	Please tell us why Multi Solutions is included in the table on page 19.

Response: In response to this comment, the Company has corrected the table to remove Multi Solutions. See page 19 of the Registration Statement.

Changes in and Disagreements with Accountants…, page 25

6.	We note your response to comment 6 in our letter dated July 17, 2012, however it does not appear that you have revised your filing as requested. Accordingly, we reissue that comment.

Response: In response to this comment, the Company has revised page 19 of the Registration Statement to expand this disclosure to include the past ten years.

*********

Securities and Exchange Commission
August 24, 2012
Page #PageNum#

Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding the Registration Statement or this response letter to J. Bryant Kirkland III at (305) 579-8000 or Claire P. Menard at (305) 577-4162.

Sincerely,

/s/ J. Bryant Kirkland III

J. Bryant Kirkland III
President of Multi Soft II, Inc.

cc:    Claire P. Menard, Rennert Vogel Mandler & Rodriguez, P.A.
Ilyssa Blum, Marcum LLP